Exhibit 21.1

List of Subsidiaries of newcleo plc

Name of entity	Place of business/country of incorporation
newcleo SRL	Belgium
newcleo2 Ltd.	Cayman Islands
newcleo SA	France
newcleo Operations	France
newcleo Fuel Innovations	France
newcleo Lead Fast Reactors Innovations	France
newcleo 1	France
Pompes Rütschi SAS	France
newcleo S.p.a.	Italy
newcleo Real Estate S.r.l.	Italy
Fucina Italia S.r.l.	Italy
S.R.S. Servizi Ricerche e Sviluppo S.r.l.	Italy
Proil S.r.l.	Italy
CCR Internazionale S.c.r.l.	Italy
Consorzio SRS S.c.r.l.	Italy
Next-N S.p.A.	Italy
newcleo SRO	Slovakia
Rütschi Fluid AG	Switzerland
newcleo SA	Switzerland
newcleo Generation (UK) Ltd	United Kingdom
newcleo Americas LLC	United States (Delaware)